Commission File Number

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 25, 2005

eircom Group plc

Valentia Telecommunications

eircom Funding

eircom Limited

(Translation of registrant’s name into English)

114 St. Stephen’s Green West,

Dublin 2

Ireland

Tel: (+353) 1 602 7900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 25, 2005, eircom Group plc, Valentia Telecommunications, eircom Funding, and eircom Limited released their quarterly bond report, for the first quarter ended June 30, 2005, a copy of which is attached as Exhibit 99.1 hereto.

On August 25, 2005 Valentia Telecommunications, issued a Press Release, a copy of which is attached as Exhibit 99.2 hereto.

Disclosure Regarding Forward-Looking Statements

This report may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

EXHIBIT LIST

Exhibit	Description
99.1	Quarterly Results Announcement for the quarter ended 30 June 2005
99.2	IFRS Transition

Exhibit 99.1

eircom Group plc

QUARTERLY RESULTS ANNOUNCEMENT

FOR THE QUARTER ENDED 30 JUNE 2005

HIGHLIGHTS FOR THE QUARTER UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

•	Revenue of €399 million (compared to €401 million last year)

•	EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property, of €149 million, resulting in an EBITDA, before restructuring programme costs, non-cash pension charges and profit on disposal of property, margin of 37%

•	Significant pre taxation profits on disposal of property in the quarter of c. €45 million, not included above, and c. €60 million of cash received after quarter end

•	€60 million of cash outflow for capital investment in the quarter focused on increasing capacity, demand growth and DSL roll-out

•	The company increased sales & marketing spend to drive DSL and Talktime packages. DSL customers increased to 141,000 at 30 June 2005, 156,000 customers as of 18 August 2005, (compared to 54,000 in June 2004)

•	Final dividend of 6 cents approved by shareholders at Annual General Meeting on 25 July 2005 giving a total dividend of 11 cents per share paid in the last year

•	Announcement on 25 July 2005 of the proposed acquisition of Western Wireless International Ireland Corporation, the ultimate holding company of Meteor Mobile Communications Limited for €420 million on a debt-free basis to be financed by a rights issue. The acquisition and rights issue are conditional upon, amongst other things, the approval of eircom shareholders eircom Group plc

Financial Highlights

	Quarter ended 30 June 2004	Quarter ended 30 June 2005	% Change[1]
	€’m	€’m
Revenue	401	399	—
EBITDA before restructuring programme costs, profit on disposal of property and non-cash pension charges	154	149	(3)
Operating profit before restructuring programme costs, profit on disposal of property and non-cash pension charges	77	80	4
Group operating profit	25	112	348
Capital expenditure cash outflow	57	60	5

Operational Highlights

	Quarter ended 30 June 2004	Quarter ended 30 June 2005	% Change[2]
Total access channels (thousands)	2,019	2,125	5
Retail traffic minutes (millions)	3,071	2,721	(11)
Wholesale interconnect minutes (millions)	1,882	2,257	20
Period-end headcount (excluding agency)	7,877	7,263	(8)

Key Ratios

	Quarter ended 30 June 2004%[1]	Quarter ended 30 June 2005%[1]
EBITDA margin before restructuring programme costs, profit on disposal of property, and non-cash pension charges	38	37
Operating profit margin before restructuring programme costs, profit on disposal of property and non-cash pension charges	19	20
Operating profit margin	6	28

Reconciliation of earnings before interest, taxation, depreciation, restructuring programme costs, non-cash pension charges and profit on disposal of property to operating profit

	Quarter ended 30 June 2004	Quarter ended 30 June 2005
	€’m	€’m
Operating profit	25	112
Profit on disposal of property	—	(46)
Restructuring programme costs	48	—
Non-cash pension charges	4	14

Operating profit before restructuring programme costs, profit on disposal of property and non-cash pension charges	77	80
Depreciation (net)	77	69

EBITDA before restructuring programme costs, profit on disposal of property, and non-cash pension charges	154	149

eircom Group plc

Consolidated Income Statement - unaudited

For the Quarter Ended 30 June

	Notes	2004	2005
		€’m	€’m
Revenue		401	399

Operating costs excluding depreciation and restructuring programme costs		(251)	(264)
Depreciation		(77)	(69)
Restructuring programme costs		(48)	—

Profit on disposal of property		—	46

Operating profit		25	112

Finance costs - net		(31)	(35)

Share of associates profit		—	—

(Loss)/Profit before income tax		(6)	77

Income tax expense		—	(17)

(Loss)/Profit for period		(6)	60

Earnings per share attributable to the equity holders of the group during the year
		€	€
- basic	5	(0.01)	0.08

- diluted	5	(0.01)	0.08

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated Balance Sheet - unaudited

As at

	Notes	31 March 2005	30 June 2005
		€’m	€’m
Assets
Non-current assets
Intangible assets	6	686	684
Property, plant & equipment		2,032	1,999
Investment in associates		1	1
Retirement benefit asset		190	176
Financial assets at fair value through income statement		50	50
Other assets		118	126

		3,077	3,036

Current assets
Inventories		11	12
Trade and other receivables		303	380
Financial assets at fair value through income statement		22	22
Other assets		9	10
Restricted cash		1	—
Cash & cash equivalents		388	468

		734	892

Total assets		3,811	3,928

Liabilities
Non-current liabilities
Borrowings and derivative financial instruments	7	2,201	2,359
Lease obligations		118	126
Capital grants		9	9
Deferred income tax liabilities		209	203
Provisions for other liabilities and charges		205	204

		2,742	2,901

Current liabilities
Borrowings and derivative financial instruments	7	68	97
Lease obligations		9	10
Trade and other payables		587	617
Current income tax liabilities		11	35
Provisions for other liabilities and charges		19	19

		694	778

Total liabilities		3,436	3,679

Equity
Equity share capital		75	81
Other equity share capital		86	—
Share premium account		218	218
Capital redemption reserve		35	35
Group merger reserve		180	100
Cash flow hedging reserve		—	(26)
Retained earnings		(219)	(159)

Total equity		375	249

Total liabilities & equity		3,811	3,928

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated cash flow statement - unaudited

For the Quarter Ended 30 June

	Notes	2004	2005
		€’m	€’m
Cash inflow from operating activities
Cash generated from operations	8	114	146
Interest paid		(11)	(11)
Income tax refund		3	2

Net cash generated from operating activities		106	137

Cash flows from investing activities
Purchase of property plant & equipment		(57)	(60)
Proceeds from restricted cash		63	—
Proceeds from sale of property, plant & equipment		—	1
Interest received		1	2

Net cash generated from/(used in) investing activities		7	(57)

Cash outflows from financing activities
Redemption of preference shares		(64)	—
Expenses paid in respect of shares issued		(29)	—
Issue of share capital		1	—

Net cash used in financing activities		(92)	—

Net increase in cash and cash equivalents		21	80
Cash and cash equivalents at beginning of period		352	388

Cash and cash equivalents at end of period		373	468

The accompanying notes form an integral part of the financial information.

eircom Group plc

Statement of changes in shareholders’ equity - unaudited

	Equity share capital	Other equity share capital	Share premium account	Capital redemption reserve	Group merger reserve	Cash flow hedging reserve	Retained earnings	Total equity
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Balance at 31 March 2005	75	86	218	35	180	—	(219)	375

Effect of adoption of IAS 32 & IAS 39	6	(86)	—	—	(80)	(25)	—	(185)

Balance at 1 April 2005	81	—	218	35	100	(25)	(219)	190

Cash flow hedges, net of tax	—	—	—	—	—	(1)	—	(1)

Net income/(expense) recognised directly in equity	—	—	—	—	—	(1)	—	(1)
Profit for period	—	—	—	—	—	—	60	60

Total recognised income for the period	—	—	—	—	—	(1)	60	59

Balance at 30 June 2005	81	—	218	35	100	(26)	(159)	249

eircom Group plc

Notes to the consolidated financial information – unaudited

1. Basis of preparation

First Time Adoption of International Financial Reporting Standards (IFRS)

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with accounting standards adopted for use in the EU.

In preparing this financial information management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the group prepares its first set of financial statements, in accordance with accounting standards adopted for use in the EU as of 31 March 2006. As a result, although this financial information is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

As permitted, the group has chosen not to adopt IAS 34 “Interim financial statements” in preparing its 2005 interim statements, and therefore this quarterly financial information is not in compliance with IFRS.

The impacts of adopting IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement”, are not included in the year ended 31 March 2005 comparatives in accordance with IFRS 1. Previously, the group followed UK GAAP.

IFRS 1 Transition

The group has applied the provisions of IFRS 1 in arriving at appropriate opening balances, for the purposes of the financial information in this document. The significant decisions taken in respect of availing, or otherwise, of the exemptions available are as follows:

Business combinations

The group has not applied IFRS 3, “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land & buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition under UK GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

Mandatory exceptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 January 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

First time application of IFRS relating to financial instruments and insurance contracts

In addition to the options described above, IFRS 1 also includes specific transitional provisions for IAS 32 and IAS 39. The group has availed of these transitional provisions and therefore has not applied these standards to the year ended 31 March 2004 and 31 March 2005 comparatives.

The impact of applying these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the year ended 31 March 2004 and 31 March 2005, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP.

2. Provisional Accounting Policies under IFRS

(a) Basis of accounting

The consolidated financial statements of the group have been prepared in accordance with IFRS. The consolidated financial statements have been prepared under the historical cost convention. With effect from 1 April 2005 the historical cost convention has been modified by the revaluation of financial assets and certain financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies.

(b) Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiary undertakings. The subsidiary undertakings’ financial years are all coterminous with those of the company.

(i) Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Group plc and its subsidiaries after eliminating intercompany balances and transactions.

(ii) Associates

An associate is an entity that is neither a subsidiary nor a joint venture over whose operating and financial policies the group exercises significant influence. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if it is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

eircom Group plc

Notes to the consolidated financial information - unaudited (continued)

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the year are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (four years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(d) Revenue recognition

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group undertakings but excludes all intercompany sales.

Revenue from calls is recognised at the time the call is made over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. The excess of connection fee revenue over direct connection costs is deferred over the life of the customer relationship, which is estimated to be between three and six years. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied based on the relative fair value of the bundle.

Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

(e) Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks.

(f) Research

Expenditure on research is written off as incurred.

(g) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency.

eircom Group plc

Notes to the consolidated financial information - unaudited (continued)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

(h) Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. If the deferred tax arises from goodwill for which amortisation is not deductible for tax purposes then it is also not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(i) Financial instruments

Up to 31 March 2005

The accounting policies adopted in respect of financial instruments up to 31 March 2005 are as set out in the 2005 annual report. The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued finance costs attributable to borrowings are included in accrued charges within trade and other payables. Accrued issue costs are netted against the carrying value of borrowings.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. The dividends on these preference shares are recognised in the income statement as interest expense since the adoption of IAS 32 and IAS 39 on 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

The group’s activities expose it to risks of changes in foreign currency exchange rates and interest rates. The group uses foreign exchange forward contracts, interest rate swaps and currency swaps to hedge these exposures.

From 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held qualify for hedge accounting.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement. When the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value.

(j) Property, plant and equipment

Property, plant & equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers’ premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values, at 1 April 2004 under IFRS1 transition rules.

Depreciation

Depreciation is provided on property, plant & equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset Class	Estimated Economic Life (Years)
Buildings	40

Network Plant
Transmission Equipment Duct Overhead cable/poles Underground cable	20 10-15 14

Exchanges
Exchange line terminations Core hardware/operating software	8 4

Others	3-7

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

The group’s policy is to review the remaining economic lives of property, plant & equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life.

Fully depreciated property, plant & equipment are retained in the cost of property, plant & equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant & equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction.

(k) Impairment

Assets that have an indefinite useful life, principally Goodwill, are not subject to amortisation and are tested for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The value in use of non-current assets is determined from estimated discounted future cash flows. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(l) Capital Grants

Non-repayable grants are accounted for as deferred income, which is amortised to the income statement at the same rate as the related assets are depreciated.

(m) Leased Assets

The capital cost of property, plant & equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(n) Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(o) Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(p) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(q) Employee benefits

(i) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under such plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

The group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(r) Provisions

A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

(s) Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Prior to 1 April 2005, preference shares were classified as other equity shares within equity, in accordance with UK company law.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

(t) Dividend distribution

Dividend distribution to equity shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders.

3. Critical Accounting Judgements & Estimates

The most sensitive estimates affecting our financial statements involve the following areas:

(i) Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of our total assets. The annual depreciation charge depends primarily on the estimated lives we allocate to each type of asset and, in certain circumstances, our estimate of fair values and residual values. We regularly review these asset lives and change them as necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on our depreciation and amortisation charges for the year.

(ii) Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

We operate a funded defined benefit scheme, which is independent of our finances, for the majority of our employees. Actuarial valuations of the main scheme are carried out on an annual basis. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of our pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of our current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. We use estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in our financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges.

(iii) Providing for doubtful debts

We provide our services to individuals and business customers, mainly on credit terms. We know that some debts due to us will not be paid as a result of the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts which we believe will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact our operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on our operating results. The level of provision required is reviewed on an ongoing basis.

(iv) Providing for litigation, contingencies and other constructive obligations

We are a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognise any loss that we consider probable and reasonably quantifiable as of the balance sheet date. In addition, we provide for other items of an uncertain timing or amount, such as liabilities arising as a result of restructuring programmes and self-insurance. These provisions are recognised when we have a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required.

(v) Making appropriate medium-term assumptions on asset impairment reviews

We assess the existence of impairment annually or whenever events or changes in circumstances indicate that an asset may be impaired. Factors which we consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(vi) Assessing the level of interconnect income with and payments to other telecommunications operators

We are required to interconnect our networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, we rely on other authorised operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. We use estimates in these cases to determine the amount of income receivable from, or payments we need to make to, these other authorised operators and to establish appropriate provisions.

4. Subsequent events

The group announced on 25 July 2005 its proposed acquisition of Western Wireless International Ireland LLC, the ultimate holding company of Meteor Mobile Communications Limited for €420 million, excluding expenses, on a debt-free basis to be financed by a rights issue. The acquisition and rights issue are conditional upon, amongst other things, the approval of eircom shareholders.

A final dividend of 6 cents (€45 million) was approved by shareholders at the Annual General Meeting on 25 July 2005. This was paid to shareholders on 12 August 2005.

5. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the company and held as treasury shares, if any.

	For the Quarter Ended 30 June 2004	For the Quarter Ended 30 June 2005
	€’m	€’m
(Loss)/Profit attributable to equity holders of the company	(11)	60

Weighted average number of ordinary shares in issue (thousands)	742,174,128	751,324,402

Basic earnings per share (€ per share)	(0.01)	0.08

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares at the period-end market share price. The net profit is adjusted to eliminate the interest expense less the tax effect. For the share options a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company’s shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. There were no dilutive potential ordinary shares in the period ended 30 June 2004.

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

	For the Quarter Ended 30 June 2004	For the Quarter Ended 30 June 2005
	€’m	€’m
(Loss)/Profit attributable to equity holders of the company	(11)	60
Interest expense on convertible debt (net of tax)	—	5

Profit used to determine diluted earnings per share	(11)	65

Weighted average number of ordinary shares in issue	742,174,128	751,324,402
Adjustments for
– assumed conversion of convertible debt	—	86,046,301
– share options	—	3,104,077

Weighted average number of ordinary shares for diluted earnings per share	742,174,128	840,474,780

Diluted earnings per share (€ per share)	(0.01)	0.08

6. Intangible assets
	As at 31 March 2005	As at 30 June 2005
	€’m	€’m
Goodwill	669	669
Other intangible assets	17	15

	686	684

7. Borrowings and derivative financial instruments
	As at 31 March 2005	As at 30 June 2005
	€’m	€’m
Non-current liabilities
Borrowings	2,169	2,315
Derivative financial instruments	32	44

Borrowings and derivative financial instruments	2,201	2,359

Current liabilities
Borrowings	68	97
Derivative financial instruments	—	—

Borrowings and derivative financial instruments	68	97

eircom Group plc

Notes to the consolidated financial information – unaudited (continued)

8. Cash generated from operations

	For the Quarter Ended 30 June 2004	For the Quarter Ended 30 June 2005
	€’m	€’m
Operating profit	25	112
Profit on disposal of property	—	(46)
Depreciation	77	69
Non-cash pension charges	4	14
Cash flows relating to prior year restructuring, business exits & other provisions	(8)	(8)
Non-cash restructuring costs	43	—
Working capital movements
Increase in stocks	(1)	(1)
Increase in creditors	4	24
Increase in debtors	(30)	(18)

Cash generated from operations	114	146

9. Reconciliations between IFRS and UK GAAP

A full description of the impact of the differences between UK GAAP and IFRS accounting policies on the group is set out in the IFRS transition document published on 25 August 2005.

A reconciliation of the income statement prepared in accordance with UK GAAP and in accordance with IFRS for the period ending 30 June 2004 is included on page 58 and is summarised below.

In addition a reconciliation of the amount of total equity at 31 March 2005 before and after the application of IAS 32 and IAS 39 is summarised below and included on pages 37 and 56.

	Loss for the Quarter Ended 30 June 2004	Total equity as at 31 March 2005
	€’m	€’m
As reported under UK GAAP	(19)	412
Impact of:
Capitalised interest	1	16
Reversal of goodwill amortised	10	38
Deferral of connection revenue	(1)	(25)
Deferral of IRU revenue	—	(23)
Revaluation of certain property, plant & equipment at the transition date	—	7
Deferred taxation	3	(123)
Proposed dividend	—	45
Recognition of pension asset	—	28

IFRS excluding IAS 32 and IAS 39	(6)	375

Fair value of derivatives recognised		(25)
Preference shares transferred to borrowings		(160)

IFRS including IAS 32 and IAS 39		190

eircom Group plc

Commentary on results of operations for the quarter ended 30 June 2005

Overview

EBITDA from continuing operations, before restructuring programme costs, non-cash pension charges and profit on disposal of property of €149 million reduced by 3% for the quarter ended 30 June 2005 compared to €154 million for the quarter ended 30 June 2004. This reduction was primarily driven by increased discounts provided to promote sales of ADSL and Talktime packages, partially offset by increased Access and Interconnect services revenue.

Revenue

The following table shows our revenue, from continuing operations, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	30 June 2004	30 June 2005
	€ ‘m	€ ‘m	%
Access (rental and connections)	132	145	10
Voice traffic	119	109	(9)
Advanced voice services traffic	21	19	(5)

Total voice traffic	140	128	(8)
Data traffic	26	23	(10)

Total voice and data traffic	166	151	(9)
Data communications	47	45	(5)
Interconnect services	37	46	25
Other products and services	38	37	(4)

Revenue before discounts	420	424	1
Discounts[3]	(19)	(25)	30

Total revenue	401	399	—

Total revenue decreased marginally in the quarter ended 30 June 2005. This was primarily due to reduced voice and data traffic revenue, increased discounts provided to promote sales of ADSL and Talktime packages, and a decline in revenue from data communications. This was largely offset by increased revenue from ADSL within Access, and higher interconnect services revenue.

eircom Group plc

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	30 June 2004	30 June 2005
	€ ‘m	€ ‘m	%
Total access revenue

Line and equipment rental	119	112	(6)
Connection and other charges	5	6	36
ADSL and bitstream rental and connection	8	19	136
WLR rental and connection	—	8	—

Total access revenue	132	145	10

Access channels (in thousands at period end, except percentages)
PSTN	1,589	1,464	(8)
PSTN WLR	—	139	—

Total PSTN	1,589	1,603	1

ISDN	376	358	(5)
ISDN WLR	—	23	—

Total ISDN	376	381	1

ADSL and bitstream	54	141	—

Total access channels	2,019	2,125	5

Revenue from access increased by 10% in the quarter ended 30 June 2005, due primarily to an increase in ADSL and bitstream revenue, as a result of increased customer demand for our low-cost ADSL service, and WLR revenue partially offset by lower line and equipment rental.

ADSL and bitstream revenue increased significantly in the quarter ended 30 June 2005 as a result of increased customer demand following promotional activity. By 30 June 2005, the number of ADSL and bitstream lines had increased to approximately 141,000 lines, up from approximately 54,000 in June 2004. ADSL and bitstream revenue is stated before discounts of approximately €4 million in the quarter ended 30 June 2005.

The first WLR orders from other authorised operators were received and processed during the quarter ended 30 September 2004. At 30 June 2005 approximately 139,000 PSTN lines and approximately 23,000 ISDN channels had transferred to other authorised operators. WLR rental and connection yielded wholesale product revenues of approximately €8 million in the quarter ended 30 June 2005 for eircom, and also resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

eircom Group plc

Traffic

The following table shows information relating to our total traffic revenue and volumes and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	30 June 2004	30 June 2005
	€ ‘m	€ ‘m	%
Revenue
Basic voice traffic revenue
Local	27	24	(12)
National	13	12	(8)
Fixed to mobile	54	50	(8)
International	25	23	(9)

Total basic voice traffic revenue	119	109	(9)
Freefone	6	6	(4)
Virtual private network	6	6	4
Premium rate services	5	4	(13)
Other advanced voice services	4	3	(12)

Total advanced voice services traffic revenue	21	19	(5)

Total voice traffic revenue	140	128	(8)
Data traffic revenue
PSTN data	17	16	(4)
ISDN data	9	7	(23)

Total data traffic revenue	26	23	(10)

Total traffic revenue	166	151	(9)

Traffic (in millions of minutes, except percentages)
Local	835	746	(11)
National	260	239	(8)
Fixed to mobile	309	291	(6)
International	122	112	(8)

Total basic voice traffic minutes	1,526	1,388	(9)
Freefone	72	64	(10)
Virtual private network	78	87	12
Premium rate services	4	6	28
Other advanced voice services	15	13	(11)

Total advanced voice services minutes	169	170	1

Total voice minutes	1,695	1,558	(8)
Data traffic volume
PSTN data	984	891	(9)
ISDN data	392	272	(31)

Total traffic data minutes	1,376	1,163	(16)

Total traffic minutes	3,071	2,721	(11)

Overall revenue from voice and data traffic decreased by 9% in the quarter ended 30 June 2005.

Voice traffic

Basic voice traffic revenue decreased by 9% in the quarter ended 30 June 2005. This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market, as well as reductions in tariffs on fixed to mobile call types. Revenue relating to advanced voice services decreased by 5% in the quarter ended 30 June 2005, primarily due to a decrease in low margin premium rate services and other voice revenue.

Data traffic

Revenue from data traffic decreased by 10% due to the decline in data minute volumes in the quarter ended 30 June 2005. This decrease in data minutes volumes was primarily due to the migration of heavy data users to ADSL and bitstream.

eircom Group plc

Data communications

The following table shows information relating to revenue from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	30 June 2004	30 June 2005
	€ ‘m	€ ‘m
Data communications revenue
Leased lines	33	31	(6)
Switched data services	8	8	1
ISP	6	6	(6)

Total data communications revenue	47	45	(5)

Number of leased lines (at period end, except percentages)
National leased lines	24,271	22,305	(8)
Partial private circuits	469	865	84
International leased lines	489	351	(28)
Interconnect paths	2,241	2,124	(5)

Total leased lines	27,470	25,645	(7)

Revenue from data communications decreased by 5% in the quarter ended 30 June 2005, primarily due to a reduction in leased line revenue resulting from a reduction in the number of leased lines in operation and ISP revenue partially offset by growth in switched data services.

Interconnect services

The following table shows information relating to revenue and traffic from interconnect services and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	30 June 2004	30 June 2005
	€ ‘m	€ ‘m	%
Interconnect services revenue
Interconnect	26	29	8
Foreign terminating traffic	11	17	66

Total interconnect services revenue	37	46	25

Interconnect services traffic (in millions of minutes, except percentages)
Call origination	613	764	25
Call termination	791	862	9
Transit to mobile/fixed	135	183	35
Ancillary	69	87	25
International	36	35	(3)

Total interconnect	1,644	1,931	17
Foreign terminating traffic	238	326	37

Total interconnect services traffic	1,882	2,257	20

Interconnect services revenue increased by 25% in the quarter ended 30 June 2005 mainly due to growth in interconnect transit and foreign terminating traffic.

Revenue from interconnect increased by 8% in the quarter ended 30 June 2005, primarily due to an increase in transit revenue which has a low margin. This increased transit turnover is largely due to increased volumes of 35% resulting from other authorised operators (particularly mobile) using eircom to connect with each other. The remaining increase in interconnect turnover was primarily due to higher national termination and call origination revenue partially offset by a reduction in international turnover due to lower rates and volumes.

Revenue from foreign terminating traffic increased by 66% in the quarter ended 30 June 2005, primarily as a result of increased incoming traffic to mobiles and fixed lines.

eircom Group plc

Other products and services

Other products and services include our sales of customer premises equipment to corporate and business customers in eircom Business Systems, directory enquiry and operator services, calling cards, public payphones, Phonewatch, Lan Communications and other revenue, including, Infonet.

The following table shows information relating to revenue for other products and services and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	30 June 2004	30 June 2005
	€ ‘m	€ ‘m	%
Customer premises equipment	2	3	31
Operator services	8	9	6
Card and payphones	4	3	(23)
Phonewatch	4	5	31
Lan Communications	8	8	(3)
Other revenue	12	9	(26)

Other products and services revenue	38	37	(4)

Revenue from other products and services decreased by 4% in the quarter ended 30 June 2005, primarily due to a decrease in other revenue and Card & Payphones revenue. This was partially offset by higher revenues from Operator services, Customer premises equipment and Phonewatch.

Discounts

Discounts increased by 30% in the quarter ended 30 June 2005 primarily due to increased discounts given on ADSL and bitstream promotions and new Talktime packages, which were partially offset by a reduction in voice discounts.

Operating costs before depreciation and restructuring programme costs

The following table shows information relating to our operating costs before depreciation and restructuring programme costs, and the percentage change for the periods indicated:

	In the quarter ended		% Change[2] 2004/2005
	30 June 2004	30 June 2005
	€ ‘m	€ ‘m	%
Staff costs
Wages and salaries and other staff costs	89	86	(3)
Social welfare costs	4	3	(5)
Pension paid & payable	6	7	18

Pay costs before non-cash pension charges and capitalisation	99	96	(2)
Non-cash pension charges	4	14	280

Pay costs before capitalisation	103	110	8
Capitalised labour	(13)	(14)	9

Total staff costs	90	96	8

Other operating costs
Payments to telecommunications operators	77	78	2
Purchase of goods for resale, commission and related costs	20	23	12
Materials and services	12	11	(15)
Other network costs	7	7	3
Accommodation	14	14	3
Sales and marketing	8	11	31
Transport and travel	5	5	(6)
IT cost	4	3	(26)
Miscellaneous costs	14	16	19

Total other operating costs	161	168	4

Total operating costs before depreciation and restructuring programme costs	251	264	5

eircom Group plc

Total operating costs before depreciation and restructuring programme costs increased by 5% for the quarter ended 30 June 2005 due to increases in staff costs and in increases in additional operating costs.

Staff costs

Staff costs increased by 8% in the quarter ended 30 June 2005. This was primarily due to the increase of €14 million in non-cash pension charges in the quarter ended 30 June 2005 due to increased amortisation as a result of the increased unrecognised pension deficit at 31 March 2005 of €773 million (31 March 2004: €425 million). This was offset by a reduction in pay costs before non-cash pension charges and capitalisation of 2% due mainly to reduced headcount. Capitalised labour increased by 9% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the network. Headcount at 30 June 2005 was 7,263 down from 7,877 at 30 June 2004. At the end of June 2005 there were also 325 agency staff compared to 238 agency staff at 30 June 2004. The costs of these agency staff are included within staff costs.

Additional operating costs

Additional operating costs increased by 4% in the quarter ended 30 June 2005. This was primarily due to increases in sales and marketing, due to customer win-back initiatives and ADSL and bitstream promotions. There was also an increase in the purchase of goods for resale, commission and related costs due to higher ADSL equipment sales and promotional activity. Miscellaneous costs also increased, arising from compensation for the early termination of an agreement becoming fully amortised in the previous period. These increases were partially offset by a reduction in materials and services costs, due to lower volumes and ongoing cost control and lower IT costs due to renegotiation of contracts.

Depreciation

Depreciation decreased by 11% in the quarter ended 30 June 2005, due mainly to reduced capital expenditure in recent years and the impact of assets which are now fully depreciated. Our policy is to review asset lives on an ongoing basis in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives.

Restructuring programme costs

There were no restructuring programme costs in the quarter ended 30 June 2005. Restructuring programme costs of €48 million, including related pension costs, were incurred as a result of the introduction of a new voluntary leaving programme in the quarter ended 30 June 2004.

Profit on the disposal of property

There was a profit of €46 million before tax with regard to the disposal of certain property sites.

Finance costs - net

Finance costs, which relate to interest payable and similar charges, increased by 14% in the quarter ended 30 June 2005 due to an increase of €5 million attributable to the dividend on convertible preference shares being reclassified under IFRS. As a result of the transitional rules the dividend in the comparative period is not reclassified.

Taxation

The tax charge increase of €17 million in the quarter ended 30 June 2005 is mainly due to profits arising on the property transactions and higher taxable profits from operations.

Liquidity

Net cash generated from operating activities

Our primary source of liquidity is cash generated from operations, which represents operating profit adjusted for non-cash items which are principally depreciation and non-cash pension charges. Cash flows from operating activities are also impacted by working capital movements. During the quarter ended 30 June 2005, cash generated from operating activities increased by 30%, to €146 million from €114 million in the quarter ended 30 June 2004. This increase was due primarily to improvements in working capital.

eircom Group plc

During the quarter ended 30 June 2005 we were refunded €2 million taxation in respect of the year ended 31 March 2004.

Interest paid in the quarter ending 30 June 2005 was €11 million.

Cash flows from investing activities

During the quarter ended 30 June 2005, we made payments in respect of capital expenditure, of €60 million, compared to €57 million in the quarter ended 30 June 2004. Capital expenditure is used primarily to grow and renew our existing network in order to improve our services and customer satisfaction.

In the quarter ended 30 June 2004, restricted cash of €63 million was used by the group for the purposes of redeeming Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on the restricted cash balance, after deduction of any applicable taxation payable, is payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as a pre-redemption dividend.

During the quarter ended 30 June 2005 we received interest of €2 million on cash deposits.

Cash flows from financing activities

During the quarter ended 30 June 2005 there were no cash outflows relating to financing activities. During the quarter ended 30 June 2004, we had cash outflows of €64 million in respect of the redemption of Redeemable Preference Shares and Trancheable Redeemable Preference Shares in accordance with their terms. During the quarter ended 30 June 2004, fees paid in respect of the Initial Public Offering in March 2004 amounted to €29 million.

Capital resources

The following table sets out our contractual obligations and commitments as they fall due for payment, as at 30 June 2005. This is stated before offsetting capitalised fees of €40 million, relating to the refinancing of the debt and €26 million, relating to the interest rate hedges on the loans and notes.

	Within 1 Year	Between 1 & 3 Years	Between 3 & 5 Years	After 5 Years	Total
	€’m	€’m	€’m	€’m	€’m
As at 30 June 2005
Overdraft	—	—	—	—	—
Loans	70	280	900	—	1,250
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	510	510
Preference shares	29	58	58	15	160
Finance leases	10	58	57	11	136
Operating leases	26	47	38	118	229
Capital commitments	35	—	—	—	35

	170	443	1,053	1,204	2,870

Contingent liabilities

On 8 June 2005, Smart Telecom instituted proceedings against eircom in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnect agreement, and that eircom provides access to its network fully in accordance with its obligations, and we intend to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under eircom Group plc

the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, our directors do not believe that these figures represent damages that would be properly recoverable from eircom.

There has been no other material change in our contingent liabilities in the quarter ended 30 June 2005 since the filing of the 20-F for the year ended 31 March 2005.

Share options

During the quarter ended 30 June 2005, no options were issued under the new Share Option Plan to Executive Directors and Senior Executives.

During the quarter ended 30 June 2005, 16,755 options have been exercised under the eircom Group Executive Share Option Plan.

Forward looking statements

This document includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements include all matters that are not historical facts and include statements regarding the intentions, beliefs or current expectations of eircom Group plc concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the group and the industries in which it operates. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance. The group’s actual results of operations, financial condition, liquidity, and the development of the industries in which it operates may differ materially from the impression created by the forward looking statements contained in this document.

Notes:

1.	Percentage changes have been calculated based on the data presented.

2.	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

3.	Discounts are primarily related to revenue derived from access, voice and data traffic and ADSL and bitstream, which are presented on a gross basis in the table above.

A conference call will be held on Thursday 25th August at 2.30pm.

The dial-in number is + 353 1 6647603, Pin number 18543.

Independent Review Report to eircom Group plc

Introduction

We have been engaged by the company to review the financial information, set out on pages 4 to 18 for the three months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement and a statement of changes in shareholders’ equity which have been prepared in accordance with the basis of preparation set out in Note 1 to the financial information. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report including the conclusion is made solely for the company in accordance with the terms of our engagement. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this review report and for no other purpose.

Directors’ Responsibilities

This quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the quarterly report and ensuring that the accounting policies and presentation applied to the quarterly figures are consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in the basis of preparation to the financial information in note 1, the next annual financial statements will be prepared in accordance with International Financial Reporting Standards adopted for use in the European Union. This quarterly report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in Note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this quarterly financial information.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the disclosed accounting policies have been consistently applied unless otherwise disclosed. A review excludes audit procedures such of tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2005.

PricewaterhouseCoopers, Chartered Accountants, Dublin

24 August 2005

Notes

1.	The maintenance and integrity of the eircom Group plc web site is the responsibility of the directors; the work carried out by PricewaterhouseCoopers does not involve consideration of these matters and, accordingly, PricewaterhouseCoopers accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

2.	Legislation in the United Kingdom governing the presentation and dissemination of the quarterly report may differ from legislation in other jurisdictions.

Exhibit 99.2

eircom Group plc

IFRS Transition

eircom Group plc

IFRS Transition

Part A IFRS Transition

Introduction

The group will adopt the requirements of International Financial Reporting Standards (“IFRS”), including the interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) as applicable to the group, for the purpose of preparing statutory financial statements for the first time for the year ending 31 March 2006. The standards applied will be those issued by the International Accounting Standards Board and endorsed by the European Union (“EU”) as at 31 March 2006.

The financial information contained herein represents our current best estimates of the impact of IFRS on our opening balance sheet and may be affected by changes to IFRS, interpretations thereof and the emergence of best practice. Certain of the standards are still subject to endorsement by the EU. For these reasons, it is possible that the information presented in this document may be subject to change prior to its finalisation in the 2006 annual report. The financial information contained herein is unaudited.

In order to explain the impact of the transition to IFRS on the group’s reported performance and financial position, selected financial information previously reported under accounting practice generally accepted in the United Kingdom (“UK GAAP”) is restated under IFRS in the attached appendices as follows:

•	Appendix 1: Reconciliation of Balance Sheet and Equity as at 1 April 2004.

•	Appendix 2: Reconciliation of Profit for the quarters ended 30 June 2004, 30 September 2004 and 31 December 2004.

•	Appendix 3: Reconciliation of Balance Sheet and Equity as at 30 June 2004, 30 September 2004 and 31 December 2004.

eircom Group plc

IFRS Transition

Review of 2004/05 under IFRS

eircom Group plc today announces the impact of the transition IFRS on its results for the year ending 31 March 2005 (“2004/05”) previously prepared in accordance UK GAAP. The group’s financial statements for the year ended 31 March 2006 will be prepared under IFRS.

The impact on the audited 2004/05 key financial data is summarised as follows:

	UK GAAP	IFRS	% Change	Comments on principal IFRS impact
	€’m	€’m
Revenue	1,602	1,598	—	Revenue recognition
EBITDA before restructuring programme costs	604	595	(1)	Revenue recognition and analysis of costs
EBITDA before restructuring programme costs and non-cash pension charge	619	610	(1)	Revenue recognition and analysis of costs
Operating profit before restructuring programme costs	250	279	12	Revenue recognition, no amortisation of goodwill and analysis of costs
Group operating profit	178	213	20	Revenue recognition, no amortisation of goodwill and analysis of costs
Capital expenditure	209	209	—

eircom Group plc

IFRS Transition

Consolidated Income Statement for the year ended 31 March 2005

(prepared under IFRS)

2005
€’m
Revenue	1,598

Operating costs before depreciation and restructuring programme costs	(1,003)
Depreciation	(316)
Restructuring programme costs	(66)

Operating profit	213

Finance costs – net	(126)

Share of associates profit	1

Profit before income tax	88
Income tax expense	(9)

Profit for year	79

Earnings per share attributable to the equity holders of the group during the year	€
- basic	0.08

- diluted	0.08

eircom Group plc

IFRS Transition

Consolidated Balance Sheet (prepared under IFRS)

	1 April 2004	31 March 2005
	€’m	€’m
Assets
Non-current assets
Intangible assets	692	686
Property, plant & equipment	2,128	2,032
Investment in associates	—	1
Retirement benefit asset	205	190
Financial assets at fair value through income statement	61	50
Other assets	137	118

	3,223	3,077

Current assets
Inventories	10	11
Trade and other receivables	316	303
Financial assets at fair value through income statement	22	22
Other assets	9	9
Restricted cash	70	1
Cash & cash equivalents	352	388

	779	734

Total assets	4,002	3,811

Liabilities
Non-current liabilities
Borrowings and derivative financial instruments	2,263	2,201
Lease obligations	137	118
Capital grants	10	9
Deferred income tax liabilities	216	209
Provisions for other liabilities and charges	226	205

	2,852	2,742

Current liabilities
Borrowings and derivative financial instruments	1	68
Lease obligations	9	9
Trade and other payables	654	587
Current income tax liabilities	50	11
Provisions for other liabilities and charges	17	19

	731	694

Total liabilities	3,583	3,436

Equity
Equity share capital	74	75
Other equity share capital	122	86
Share premium account	247	218
Capital redemption reserve	33	35
Group merger reserve	180	180
Retained earnings	(237)	(219)

Total equity	419	375

Total liabilities & equity	4,002	3,811

eircom Group plc

IFRS Transition

Consolidated statement of changes in shareholders’ equity (prepared under IFRS)

	Equity share capital	Other equity share capital	Share premium account	Capital redemption reserve	Group merger reserve	Retained earnings	Total equity
	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Balance at 1 April 2004	74	122	247	33	180	(237)	419

Profit for year	—	—	—	—	—	79	79

Total recognised income for the year	—	—	—	—	—	79	79

Employee share option scheme:
- value of employee services	—	—	—	—	—	1	1
- proceeds from shares issued	—	—	2	—	—	—	2
Conversion of preference shares	1	(1)	—	—	—	—	—
Redemption of preference shares	—	(35)	(32)	2	—	(4)	(69)
Expenses paid in respect of shares issued (credit)	—	—	1	—	—	—	1
Dividends	—	—	—	—	—	(58)	(58)

	1	(36)	(29)	2	—	(61)	(123)

Balance at 31 March 2005	75	86	218	35	180	(219)	375

eircom Group plc

IFRS Transition

Basis of Preparation

First Time Adoption of International Financial Reporting Standards (IFRS)

Previously the group prepared its audited annual financial statements and unaudited quarterly results under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with accounting standards adopted for use in the EU.

In preparing this financial information, management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the group prepares its first set of financial statements, in accordance with accounting standards adopted for use in the EU as of 31 March 2006. As a result, although this financial information is based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. For example, IFRS standards and IFRIC interpretations are subject to ongoing review and possible amendment or interpretative guidance and therefore are still subject to change. Therefore, until the group prepares its first set of financial statements in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS.

The impacts of adopting IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement”, are not included in the year ended 31 March 2005 comparatives in accordance with IFRS 1. Previously, the group followed UK GAAP.

IFRS 1 Transition

The group has availed of the provisions of IFRS 1 in arriving at appropriate opening balances, for the purposes of the financial information in this document. The significant decisions taken in respect of availing, or otherwise, of the exemptions available are as follows:

Business combinations

The group has not applied IFRS 3 “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land & buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition under UK GAAP as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

eircom Group plc

IFRS Transition

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Mandatory exceptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 January 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

First time application of IFRS relating to financial instruments and insurance contracts

In addition to the options described above, IFRS 1 also includes specific transitional provisions for IAS 32 and IAS 39. The group has availed of these transitional provisions and therefore has not applied these standards to the year ended 31 March 2004 and 31 March 2005 comparatives.

The impact of applying these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the year ended 31 March 2004 and 31 March 2005, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP.

eircom Group plc

IFRS Transition

Effects of the transition to IFRS

A description of the differences between UK GAAP and IFRS accounting policies is set out on pages 39 to 44. The reconciliation of balance sheet and equity under UK GAAP and IFRS as at 31 March 2005 is included on page 37. Reconciliations of balance sheets prepared under UK GAAP and IFRS as at 1 April 2004, 30 June 2004, 30 September 2004 and 31 December 2004 are included on page 57 and pages 61 to 63. Reconciliations of the income statement prepared in accordance with UK GAAP and prepared in accordance with IFRS for the period ended 31 March 2005 is included on page 38 and for the periods ended 30 June 2004, 30 September 2004, 31 December 2004 and are included on pages 58 to 60.

The adjustments to the balance sheet and equity of applying IAS 32 and IAS 39 as at 1 April 2005 are included on page 56.

eircom Group plc

IFRS Transition

Reconciliation of Balance Sheet and Equity (as at 31 March 2005)

	Reported under UK GAAP	Pension (a)	Capitalised interest (c)	Goodwill (d)	Connection revenue (e)	IRU (f)	Property valuation (g)	Software (h)	TIS (i)	Dividends payable (j)	Deferred tax (k)	Leases (l)	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Assets
Non-current assets
Intangible assets	633			38				15					686
Property, plant & equipment	2,029		16			(5)	7	(15)					2,032
Investment in associates	1												1
Retirement benefit asset	162	28											190
Financial assets at fair value through income statement	—								50				50
Other assets	—											118	118

	2,825	28	16	38	—	(5)	7	—	50	—	—	118	3,077

Current assets
Inventories	11												11
Trade and other receivables	298					5							303
Financial assets at fair value through income statement	—								22				22
Other assets	—											9	9
Restricted cash	1												1
Cash & cash equivalents	388												388

	698	—	—	—	—	5	—	—	22	—	—	9	734

Total assets	3,523	28	16	38	—	—	7	—	72	—	—	127	3,811

Non current liabilities
Borrowings and derivative financial instruments	2,201												2,201
Lease obligations	—											118	118
Capital grants	9												9
Deferred income tax liabilities	86										123		209
Provisions for other liabilities and charges	152								53				205

	2,448	—	—	—	—	—	—	—	53	—	123	118	2,742

Current liabilities
Borrowings and derivative financial instruments	68												68
Lease obligations	—											9	9
Trade and other payables	584				25	23				(45)			587
Current income tax liabilities	11												11
Provisions for other liabilities and charges	—								19				19

	663	—	—	—	25	23	—	—	19	(45)	—	9	694

Total liabilities	3,111	—	—	—	25	23	—	—	72	(45)	123	127	3,436

Equity
Equity share capital	75												75
Other equity share capital	86												86
Share premium account	218												218
Revaluation reserve	87						(87)						—
Capital redemption reserve	35												35
Group merger reserve	180												180
Retained earnings	(269)	28	16	38	(25)	(23)	94			45	(123)		(219)

Total equity	412	28	16	38	(25)	(23)	7	—	—	45	(123)	—	375

Total liabilities & equity	3,523	28	16	38	—	—	7	—	72	—	—	127	3,811

eircom Group plc

IFRS Transition

Reconciliation of Profit (year ended 31 March 2005)

	Reported under UK GAAP	Share-based payments (b)	Capitalised interest (c)	Goodwill (d)	Connection revenue (e)	IRU (f)	TIS (i)	Deferred tax (k)	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Revenue	1,602				(5)	1			1,598

Operating Costs before depreciation and restructuring programme costs	(1,036)	(1)		38		(4)			(1,003)

Depreciation	(316)		(4)			4			(316)
Restructuring programme costs	(72)						6		(66)

Operating Profit	178	(1)	(4)	38	(5)	1	6	—	213

Finance costs – net	(127)		7				(6)		(126)

Share of associates profit	1								1

Profit before income tax	52	(1)	3	38	(5)	1	—	—	88

Income tax expense	(20)							11	(9)

Profit for year	32	(1)	3	38	(5)	1	—	11	79

Earnings per share attributable to the equity holders of the group during the year	€								€
- basic	0.02								0.08
- diluted	0.02								0.08

eircom Group plc

IFRS Transition Document

IFRS Principal Adjustments

A summary of the IFRS accounting policies is provided in pages 45 to 53. The resultant adjustments by standard are set out below.

(a) Pension - IAS 19 “Employee benefits”

UK GAAP

The group had used SSAP 24 “Accounting for pension costs” to account for employee benefits up to 31 March 2005. The regular cost of providing pensions was charged against profits over employees service lives with the group using the projected unit method. Variations from this regular cost were allocated on a straight-line basis over the average remaining service lives of current employees. Under FRS 7 “Fair values in acquisition accounting”, pension surpluses arising on acquisition, as calculated under SSAP 24, were included at fair value at the acquisition date and amortised over the remaining service lives of current employees.

IFRS

Under IAS 19, the liabilities and costs associated with the group’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on AA corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The group is electing to use the corridor approach which leaves some actuarial gains and losses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Impact

The IFRS impact on the 31 March 2005 income statement is negligible.

The balance sheet impact of the implementation of this standard is to recognise a retirement benefit asset of €190m in the group’s balance sheet at 31 March 2005. The pension asset recognised under UK GAAP, arising from a fair value exercise when the group purchased eircom Limited in November 2001, at 31 March 2005 was €162m.

The group’s unrecognised pension deficit under IAS 19 was €773m at 31 March 2005.

(b) Share-based payments - IFRS 2 “Share-based payments”

UK GAAP

In accordance with Urgent Issues Task Force Abstract (“UITF”) 17 “Employee share schemes”, the group recognised as a charge to the income statement the amount by which the value of shares at the date of granting share options to employees exceeds the value at which employees can exercise the options granted. These costs were normally recognised over the vesting period, except where the options were granted in recognition of past performance which were recognised at the time of the grant. The charge was included in operating costs in the income statement.

IFRS

In accordance with IFRS 2, the group measured equity-settled share-based payment transactions at fair value through the income statement. Under IFRS 2, the group opted to apply the standard only to options/awards outstanding as at 1 January 2005 that had been granted since 7 November 2002 (the effective date of IFRS 2) and not to early adopt the standard.

eircom Group plc

IFRS Transition Document

Impact

In accordance with IFRS 2, the group has recognised a charge to income representing the fair value of outstanding employee share options/awards granted which were outstanding as at 1 January 2005 and had been granted since 7 November 2002. The fair value has been calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

The operating profit impact in the income statement for the year ended 31 March 2005 is a charge of €1m. There is no net impact on the balance sheet at 31 March 2005.

(c) Capitalised interest - IAS 23 “Borrowing costs”

UK GAAP

Under UK GAAP, an entity may capitalise borrowing costs associated with financing property, plant and equipment acquisition or development. Group policy under UK GAAP was to expense all borrowing costs as incurred and thus the group did not capitalise interest costs.

IFRS

IAS 23 allows, as an option, the capitalisation of interest costs that are directly attributable to the acquisition, construction or production of qualifying property, plant & equipment. The group has opted to capitalise interest in relation to the construction of qualifying property, plant & equipment and has applied IAS 23 retrospectively in this regard.

Impact

The net impact on the 31 March 2005 income statement of capitalising interest under IFRS is a decrease in the interest charge of €7m and an increase in depreciation of €4m. The net effect on the balance sheet at 31 March 2005 is an increase in property, plant and equipment of €16m.

(d) Goodwill - IFRS 3 “Business combinations”

UK GAAP

Accounting for business combinations under UK GAAP is dealt with by FRS 6 “Acquisitions & mergers” and FRS 7. Under FRS 10 “Goodwill and intangible assets”, purchased goodwill and intangible assets were amortised to the income statement on a systematic basis over their useful economic lives where they are regarded as having a useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic lives of purchased goodwill and intangible assets are limited to periods of 20 years or less. In accordance with UK GAAP, the goodwill arising from the purchase of subsidiary undertakings was capitalised and amortised on a straight-line basis over its expected useful life.

IFRS

IFRS 3 prohibits the amortisation of purchased goodwill. The standard requires goodwill to be carried at cost. Impairment reviews are required to be performed on an annual basis and when there are indications that the carrying value may not be recoverable.

Impact

Under the transitional arrangements of IFRS 1, the group has taken the option of applying IFRS 3 prospectively from the transition date to IFRS. The group has chosen this option rather than to restate previous business combinations. The impact of IFRS 3 and associated transitional arrangements on the group are as follows:

•	the accounting for all business combinations before 1 April 2004 is frozen at the transition date; and

eircom Group plc

IFRS Transition Document

•	goodwill is no longer amortised.

At 31 March 2004 and 31 March 2005 impairment reviews were performed on goodwill and no impairments resulted from these reviews.

The impact on the 31 March 2005 income statement under IFRS is a decrease in amortisation of goodwill of €38m. The effect on the 31 March 2005 balance sheet is to increase the carrying value of goodwill by €38m.

(e) Connection revenue - IAS 18 “Revenue”

UK GAAP

Under UK GAAP, the group recognised revenue from up-front connection fees when the connection was performed.

IFRS

Under IFRS, the group has adopted a policy whereby connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between 3 to 6 years.

Impact

The impact on the 31 March 2005 income statement of deferring connection fees under IFRS is to decrease revenue by €5m. The effect on the 31 March 2005 balance sheet is an increase in deferred revenue of €25m.

(f) Indefeasible rights of use (“IRU”) - IAS 18 “Revenue”

UK GAAP

In the years ending 31 March 2000 and 31 March 2001, the group entered into IRU contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under UK GAAP, revenue from the sale of IRU contracts was recognised at the time the contracts were signed. Expenditure on purchased IRU contracts was capitalised under property, plant and equipment and amortised over 7 years in accordance with group’s depreciation policy and the terms of the contract.

IFRS

The group has applied IAS 18 and are accounting for IRU contracts in the following manner:

•	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

•	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

Impact

The effect on the 31 March 2005 balance sheet, in respect of the sales contracts, is an increase of €23m in deferred revenue. The effect on the 31 March 2005 balance sheet, in respect of the purchase contracts, is a reclassification of €5m from property, plant and equipment to trade and other receivables. The impact on the 31 March 2005 income statement, in respect of the sales contracts, is an increase in revenue under IFRS of €1m. The impact on the 31 March income statement, in respect of the purchase contracts, is a reclassification of €4m from depreciation to operating costs.

eircom Group plc

IFRS Transition Document

(g) Property valuation - IAS 16 “Property, plant & equipment”

UK GAAP

Under FRS 15 “Tangible fixed assets”, non-specialised properties were valued at existing use value, specialised properties were valued at depreciated replacement cost and properties surplus to requirements were valued at open market value. Under this standard, the group’s land and buildings are stated at valuation, the basis of which was depreciated replacement cost and existing use value, where appropriate.

IFRS

Under IAS 16, property, plant and equipment is recognised at either cost or fair value through regular revaluation. The group has fair valued certain items of property, plant and equipment at the transition date. This required a net uplift in the valuation of properties and consequent increases in equity. In accordance with IFRS 1, where a revaluation is taken as deemed cost on transition date the revaluation reserve is transferred to retained earnings. The reserve does not represent a distributable reserve. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the transition date as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted under IFRS 1. The group will not revalue property, plant and equipment going forward.

Impact

The net impact on the 31 March 2005 balance sheet is an increase to property, plant & equipment of €7m, a decrease in revaluation reserve by €87m and an increase in retained earnings of €94m. There is no material impact to depreciation in the 31 March 2005 income statement.

(h) Software - IAS 38 “Intangible assets”

UK GAAP

Under UK GAAP, software development costs that are directly attributable to bringing a computer system or other computer-operated machinery into working condition for its intended use within the business are treated as part of the cost of the related hardware and capitalised under property, plant & equipment.

IFRS

Under IAS 38, when software is not an integral part of the related hardware, computer software is treated as an intangible asset. Certain software assets previously classified under property, plant & equipment have been reclassified under intangible assets in line with the requirements of IAS 38.

Impact

The impact on the 31 March 2005 balance sheet is a reclassification of €15m from property, plant & equipment to intangible assets. There is no impact on the 31 March 2005 income statement.

(i) Temporary income stream (“TIS”) annuity scheme – IAS 19 “Employee benefits”

UK GAAP

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. Under UK GAAP, the group recorded a liability at the date that an employee elected to receive the annuity. The group estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees offset by the fair value of the assets set aside to fund the payment stream at the balance sheet date.

IFRS

Under IFRS, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The annuity asset is recognised under current assets and non-current financial assets at fair value through income statement and the obligation is recognised gross under current and non-current liabilities, as applicable.

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Impact

The impact on the 31 March 2005 balance sheet is an increase of €22m and €50m to current assets and non-current financial assets at fair value through income statement respectively. In addition there is an increase of €53m to non-current provisions for other liabilities and charges and an increase of €19m to current provisions for other liabilities and charges. Under IFRS €6m is reclassified from restructuring costs to interest expense, resulting in no net impact on the 31 March 2005 income statement.

(j) Dividends payable - IAS 10 “Events after the balance sheet date”

UK GAAP

The group accounted for dividends proposed by the directors relating to a given accounting period within that period, even if the shareholder approval of that dividend took place after the balance sheet date.

IFRS

Under IAS 10, proposed dividends do not meet the definition of a liability until the dividends are approved by the shareholders. Thus, proposed dividends have been reversed under IFRS.

Impact

The effect on the 31 March 2005 balance sheet of reversing the proposed dividend is a reduction in trade and other payables of €45m. There is no impact on the 31 March 2005 income statement.

(k) Deferred tax and current tax - IAS 12 “Income taxes”

UK GAAP

FRS 19 requires deferred tax to be accounted for on the basis of timing differences. Timing differences are differences between an entity’s taxable profits and its results as stated in the financial statements due to the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in financial statements.

IFRS

IAS 12 requires that deferred tax be accounted for on the basis of taxable or deductible temporary differences. Temporary differences are differences between the carrying value of an asset and liability in an entity’s balance sheet and the tax base of the asset and liability. Under IAS 12, deferred tax is charged directly to equity if the tax relates to items that are credited or charged directly to equity.

Impact

The impact is to increase the net deferred tax liability by €123m under IFRS. The increase principally relates to the following:

(i) The fair value uplift on network plant and equipment arising on the acquisition of eircom Limited gives rise to an additional deferred tax liability of €62m at 31 March 2005.

(ii) The impact of providing deferred tax on the fair value of the land and buildings acquired as part of the acquisition of eircom Limited and the subsequent revaluation of these assets in December 2003 gives rise to an additional deferred tax liability of €54m at 31 March 2005.

(iii) In prior years the group claimed rollover relief on chargeable gains arising from the disposal of assets. This gives rise to an additional deferred tax liability of €8m at 31 March 2005.

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(iv) These increases are partially offset by the net impact of increases and decreases in deferred tax arising as a result of the difference between the carrying value and the tax base of other assets or liabilities.

(l) Leases – IAS 17 “Leases”

UK GAAP

Under UK GAAP, lease receivable balances and lease obligation balances for certain lease arrangements were netted on the balance sheet.

IFRS

Under IFRS, lease receivable balances and lease obligation balances for certain lease arrangements are shown gross on the balance sheet.

Impact

The impact on the 31 March 2005 balance sheet is to increase non-current assets by €118m and to increase other current other assets by €9m and to increase non-current lease obligations by €118m and to increase current lease obligations by €9m.

(m) Cash flow – IAS 7 “Cash flow statements”

UK GAAP

Under UK GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing.

Impact

Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP are included as operating activities under IFRS.

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Provisional Accounting Policies under IFRS

(a) Basis of accounting

The consolidated financial statements of the group have been prepared in accordance with IFRS. The consolidated financial statements have been prepared under the historical cost convention. With effect from 1 April 2005 the historical cost convention has been modified by the revaluation of financial assets and certain financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies.

(b) Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiary undertakings. The subsidiary undertakings’ financial years are all coterminous with those of the company.

(i) Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Group plc and its subsidiaries after eliminating intercompany balances and transactions.

(ii) Associates

An associate is an entity that is neither a subsidiary nor a joint venture over whose operating and financial policies the group exercises significant influence. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if it is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the year are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

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(ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (four years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(d) Revenue recognition

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, exclusive of value added tax and after discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group undertakings but excludes all intercompany sales.

Revenue from calls is recognised at the time the call is made over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. The excess of connection fee revenue over direct connection costs is deferred over the life of the customer relationship, which is estimated to be between three and six years. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Bundled products (line rentals and calls) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard call rates is normally applied based on the relative fair value of the bundle.

Billings for telephone services are made on a monthly or bi-monthly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

(e) Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other authorised operators for traffic that is routed on their networks.

(f) Research

Expenditure on research is written off as incurred.

(g) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the

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settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

(h) Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. If the deferred tax arises from goodwill for which amortisation is not deductible for tax purposes then it is also not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(i) Financial instruments

Up to 31 March 2005

The accounting policies adopted in respect of financial instruments up to 31 March 2005 are as set out in the 2005 annual report. The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

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Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued finance costs attributable to borrowings are included in accrued charges within trade and other payables. Accrued issue costs are netted against the carrying value of borrowings.

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. The dividends on these preference shares are recognised in the income statement as interest expense since the adoption of IAS 32 and IAS 39 on 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

The group’s activities expose it to risks of changes in foreign currency exchange rates and interest rates. The group uses foreign exchange forward contracts, interest rate swaps and currency swaps to hedge these exposures.

From 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments held qualify for hedge accounting.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement. When the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value.

(j) Property, plant and equipment

Property, plant & equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customers’ premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction. Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values, at 1 April 2004 under IFRS1 transition rules.

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Depreciation

Depreciation is provided on property, plant & equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset Class	Estimated Economic Life (Years)
Buildings	40

Network Plant
Transmission Equipment
Duct	20
Overhead cable/poles	10-15
Underground cable	14

Exchanges
Exchange line terminations	8
Core hardware/operating software	4

Others	3-7

The group’s policy is to review the remaining economic lives of property, plant & equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life.

Fully depreciated property, plant & equipment are retained in the cost of property, plant & equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant & equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction.

(k) Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation and depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The value in use of non-current assets is determined from estimated discounted future cash flows. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

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(l) Capital Grants

Non-repayable grants are accounted for as deferred income, which is amortised to the income statement at the same rate as the related assets are depreciated.

(m) Leased Assets

The capital cost of property, plant & equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(n) Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(o) Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(p) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(q) Employee benefits

(i) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under such plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is

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calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

The group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(r) Provisions

A provision is defined as a liability of uncertain timing or amount. Provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Provisions are measured, where material, on a discounted basis.

(s) Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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Prior to 1 April 2005, preference shares were classified as other equity shares within equity, in accordance with UK company law.

(t) Dividend distribution

Dividend distribution to equity shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders.

Critical Accounting Judgements & Estimates

The most sensitive estimates affecting our financial statements involve the following areas:

(i) Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of our total assets. The annual depreciation charge depends primarily on the estimated lives we allocate to each type of asset and, in certain circumstances, our estimate of fair values and residual values. We regularly review these asset lives and change them as necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on our depreciation and amortisation charges for the year.

(ii) Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

We operate a funded defined benefit scheme, which is independent of our finances, for the majority of our employees. Actuarial valuations of the main scheme are carried out on an annual basis. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of our pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of our current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. We use estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in our financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges.

(iii) Providing for doubtful debts

We provide our services to individuals and business customers, mainly on credit terms. We know that some debts due to us will not be paid as a result of the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts which we believe will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact our operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on our operating results. The level of provision required is reviewed on an ongoing basis.

(iv) Providing for litigation, contingencies and other constructive obligations

We are a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation,

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management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognise any loss that we consider probable and reasonably quantifiable as of the balance sheet date. In addition, we provide for other items of an uncertain timing or amount, such as liabilities arising as a result of restructuring programmes and self-insurance. These provisions are recognised when we have a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required.

(v) Making appropriate medium-term assumptions on asset impairment reviews

We assess the existence of impairment annually or whenever events or changes in circumstances indicate that an asset may be impaired. Factors which we consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the fair value of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(vi) Assessing the level of interconnect income with and payments to other telecommunications operators

We are required to interconnect our networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, we rely on other authorised operators to measure the traffic flows interconnecting with our networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. We use estimates in these cases to determine the amount of income receivable from, or payments we need to make to, these other authorised operators and to establish appropriate provisions.

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Part B: Adoption of IAS 32 and IAS 39 at 1 April 2005

IFRS Principal Adjustments at 1 April 2005

The reconciliation presented below summarises the adjustments to the 1 April 2005 balance sheet as a result of adoption of IAS 32 and IAS 39.

The adjustments are explained as follows:

(i) Cash Flow Hedging Reserve adjustment

UK GAAP

Under UK GAAP, the group valued currency swap agreements and forward exchange contracts at year-end exchange rates and the resulting gains and losses were offset against gains and losses on the translation of the related debt. The interest element of the contracts was reflected in interest payable and similar charges.

Differentials arising from interest rate swap agreements, were accrued and reflected in interest payable and similar charges. Gains or losses arising from interest rate swaps which are terminated upon the repayment of the related debt were reflected in interest payable and similar charges.

All borrowings were initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value was recognised in the income statement over the period of borrowings using the effective interest method. Accrued finance costs attributable to borrowings were included in accrued charges within trade and other payables. Accrued issue costs are netted against the carrying value of borrowings.

IFRS

IAS 32 and IAS 39 address the accounting for, and financial reporting of, financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. IAS 39 requires derivatives to be recognised at fair value and financial liabilities to be recognised at amortised cost. The group has not availed of the option to fair value financial liabilities. Accounting for the changes in fair value of the derivative depends on the intended usage of the derivative and the resultant designation of the relevant financial instrument. The group is applying these standards as and from 1 April 2005 and hence the comparatives will not reflect the changes made.

Impact

The impact as at 1 April 2005 is that the interest rate and foreign exchange derivatives are accounted for at fair value with a corresponding adjustment to the cash flow hedging reserve, as the derivatives held qualify for hedge accounting.

(ii) Preference Share adjustment

UK GAAP

Under UK GAAP, the group recognised preference shares as other equity share capital at nominal value.

IFRS

Under IAS 32, certain preference shares are deemed to be debt instruments or instruments having the characteristics of both debt and equity, where the preference share includes an option to convert the preference shares to equity share capital, and are required to be recognised as a liability. The group has uplifted the preference shares to fair value, reclassified these amounts on the balance sheet under borrowings and reduced the merger reserve by the difference between the nominal value and the fair value of the preference shares.

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Impact

The impact as at 1 April 2005 is to reclassify all of our preference shares from equity to liabilities. The equity element of convertible preference shares determined in accordance with IAS 32 was valued at Nil. Preference shares which had previously been included in share capital at their nominal value of 50 cent per share are now being shown as liabilities at their redemption value of €1 per share in accordance with IAS 32. In accordance with IFRS 1, the merger reserve has been reduced by the difference of 50 cent per share as part of this reserve was created as a result of this difference in value at the date of the merger under UK GAAP. The impact is to reduce both other equity share capital and the merger reserve by €80 million, and to increase borrowings by €160 million.

The remaining deferred shares of €6m, listed under other equity share capital, are reclassified as equity share capital in accordance with IAS 32.

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Reconciliation of Balance Sheet and Equity (as at 1 April 2005)

	31 March 2005	Cash Flow Hedging (i) IAS 32/39	Convertible Preference Shares (ii) IAS 32/39	Deferred Preference Shares (ii) IAS 32/39	Restated 1 April 2005
	€’m	€’m	€’m	€’m	€’m
Assets
Non-current assets
Intangible assets	686				686
Property, plant & equipment	2,032				2,032
Investment in associates	1				1
Retirement benefit asset	190				190
Financial assets at fair value through income statement	50				50
Other assets	118				118

	3,077	—	—	—	3,077

Current assets
Inventories	11				11
Trade and other receivables	303				303
Financial assets at fair value through income statement	22				22
Other assets	9				9
Restricted cash	1				1
Cash & cash equivalents	388				388

	734	—	—	—	734

Total assets	3,811	—	—	—	3,811

Liabilities
Non-current liabilities
Borrowings and derivative financial instruments	2,201	25	131		2,357
Lease obligations	118				118
Capital grants	9				9
Deferred income tax liabilities	209				209
Provisions for other liabilities and charges	205				205

	2,742	25	131	—	2,898

Current liabilities
Borrowings and derivative financial instruments	68		29		97
Lease obligations	9				9
Trade and other payables	587				587
Current income tax liabilities	11				11
Provisions for other liabilities and charges	19				19

	694	—	29	—	723

Total liabilities	3,436	25	160	—	3,621

Equity
Equity share capital	75			6	81
Other equity share capital	86		(80)	(6)	—
Share premium account	218				218
Capital redemption reserve	35				35
Group merger reserve	180		(80)		100
Cash flow hedging reserve	—	(25)			(25)
Retained earnings	(219)				(219)

Total equity	375	(25)	(160)	—	190

Total liabilities & equity	3,811	—	—	—	3,811

eircom Group plc

IFRS Transition Document

Appendix 1: Reconciliation of Balance Sheet and Equity (as at 1 April 2004)

	Reported under UK GAAP	Pension	Capitalised interest	Connection revenue	IRU	Property valuation	Software	TIS	Deferred tax	Leases	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Assets
Non-current assets
Intangible assets	669						23				692
Property, plant & equipment	2,140		13		(9)	7	(23)				2,128
Investment in associate	—										—
Retirement benefit asset	177	28									205
Financial assets at fair value through income statement	—							61			61
Other assets	—									137	137

	2,986	28	13	—	(9)	7	—	61	—	137	3,223

Current assets
Inventories	10										10
Trade and other receivables	307				9						316
Financial assets at fair value through income statement	—							22			22
Other assets	—									9	9
Restricted cash	70										70
Cash & cash equivalents	352										352

	739	—	—	—	9	—	—	22	—	9	779

Total assets	3,725	28	13	—	—	7	—	83	—	146	4,002

Non current liabilities
Borrowings and derivative financial instruments	2,263										2,263

Lease obligations	—									137	137
Capital grants	10										10
Deferred income tax liabilities	82								134		216
Provisions for other liabilities & charges	160							66			226

	2,515	—	—	—	—	—	—	66	134	137	2,852

Current liabilities
Borrowings and derivative financial instruments	1										1
Lease obligations	—									9	9
Trade and other payables	610			20	24						654
Current income tax liabilities	50										50
Provisions for other liabilities & charges	—							17			17

	661	—	—	20	24	—	—	17	—	9	731

Total liabilities	3,176	—	—	20	24	—	—	83	134	146	3,583

Equity
Equity share capital	74										74
Other equity share capital	122										122
Share premium account	247										247
Revaluation reserve	91					(91)					—
Capital redemption reserve	33										33
Group merger reserve	180										180
Retained earnings	(198)	28	13	(20)	(24)	98			(134)		(237)

Total equity	549	28	13	(20)	(24)	7	—	—	(134)	—	419

Total liabilities & equity	3,725	28	13	—	—	7	—	83	—	146	4,002

eircom Group plc

IFRS Transition Document

Appendix 2: Reconciliation of Profit (quarter ended 30 June 2004)

	Reported under UK GAAP	Capitalised interest	Goodwill	Connection revenue	IRU	Deferred tax	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Revenue	402			(1)			401

Operating Costs before depreciation & restructuring programme costs	(260)		10		(1)		(251)
Depreciation	(77)	(1)			1		(77)
Restructuring programme costs	(48)						(48)

Operating profit	17	(1)	10	(1)	—	—	25

Finance costs - net	(33)	2					(31)

Share of associates profit	—						—

Loss before income tax	(16)	1	10	(1)	—	—	(6)

Income tax expense	(3)					3	—

Loss for year	(19)	1	10	(1)	—	3	(6)

Earnings per share attributable to the equity holders of the group during the year	€						€
- basic	(0.03)						(0.01)
- diluted	(0.03)						(0.01)

eircom Group plc

IFRS Transition Document

Reconciliation of Profit (quarter ended 30 September 2004)

	Reported under UK GAAP	Capitalised interest	Goodwill	Connection revenue	IRU	Deferred tax	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Revenue	400			(1)			399

Operating Costs before depreciation & restructuring programme costs	(260)		9		(1)		(252)
Depreciation	(77)	(1)			1		(77)
Restructuring programme costs	(6)						(6)

Operating profit	57	(1)	9	(1)	—	—	64

Finance costs - net	(32)	2					(30)

Share of associates profit	—						—

Profit before income tax	25	1	9	(1)	—	—	34

Income tax expense	(7)					2	(5)

Profit for year	18	1	9	(1)	—	2	29

Earnings per share attributable to the equity holders of the group during the year	€						€
- basic	0.02						0.03
- diluted	0.02						0.03

Reconciliation of Profit (half year ended 30 September 2004)

	Reported under UK GAAP	Capitalised interest	Goodwill	Connection revenue	IRU	Deferred tax	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Revenue	802			(2)			800

Operating Costs before depreciation & restructuring programme costs	(520)		19		(2)		(503)
Depreciation	(154)	(2)			2		(154)
Restructuring programme costs	(54)						(54)

Operating profit	74	(2)	19	(2)	—	—	89

Finance costs - net	(65)	4					(61)

Share of associates profit	—						—

Profit before income tax	9	2	19	(2)	—	—	28

Income tax expense	(10)					5	(5)

Profit for year	(1)	2	19	(2)	—	5	23

Earnings per share attributable to the equity holders of the group during the year	€						€
- basic	(0.01)						0.02
- diluted	(0.01)						0.02

eircom Group plc

IFRS Transition Document

Reconciliation of Profit (quarter ended 31 December 2004)

	Reported under UK GAAP	Capitalised interest	Goodwill	Connection revenue	IRU	Deferred Tax	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Revenue	401			(2)			399

Operating Costs before depreciation & restructuring programme costs	(260)		10		(1)		(251)
Depreciation	(75)	(1)			1		(75)
Restructuring programme costs	(3)						(3)

Group operating profit	63	(1)	10	(2)	—	—	70

Finance costs - net	(32)	1					(31)

Share of associates profit	—						—

Profit before Tax	31	—	10	(2)	—	—	39

Income tax expense	(8)					3	(5)

Profit for year	23	—	10	(2)	—	3	34

Earnings per share attributable to the equity holders of the group during the year	€						€
- basic	0.02						0.04
- diluted	0.02						0.04

Reconciliation of Profit (nine months ended 31 December 2004)

	Reported under UK GAAP	Capitalised interest	Goodwill	Connection revenue	IRU	Deferred Tax	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Revenue	1,203			(4)			1,199

Operating Costs before depreciation & restructuring programme costs	(779)		29		(3)		(753)
Depreciation	(229)	(3)			3		(229)
Restructuring programme costs	(57)						(57)

Group operating profit	138	(3)	29	(4)	—	—	160

Finance costs - net	(98)	5					(93)

Share of associates profit	—						—

Profit before Tax	40	2	29	(4)	—	—	67

Income tax expense	(18)					8	(10)

Profit for year	22	2	29	(4)	—	8	57

Earnings per share attributable to the equity holders of the group during the year	€						€
- basic	0.01						0.06
- diluted	0.01						0.06

eircom Group plc

IFRS Transition Document

Appendix 3: Reconciliation of Balance Sheet and Equity (as at 30 June 2004)

	Reported under UK GAAP	Pension	Capitalised interest	Goodwill	Connection revenue	IRU	Property valuation	Software	TIS	Deferred tax	Leases	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Assets
Non-current assets
Intangible assets	659			10				19				688
Property, plant & equipment	2,099		14			(8)	7	(19)				2,093
Retirement benefit asset	173	28										201
Financial assets at fair value through income statement	—								61			61
Other assets	—										138	138

	2,931	28	14	10	—	(8)	7	—	61	—	138	3,181

Current assets
Inventories	11											11
Trade and other receivables	338					8						346
Financial assets at fair value through income statement	—								22			22
Other assets	—										9	9
Restricted cash	7											7
Cash & cash equivalents	373											373

	729					8			22		9	768

Total assets	3,660	28	14	10	—	—	7	—	83	—	147	3,949

Non current liabilities
Borrowings and derivative financial instruments	2,264											2,264
Lease obligations	—										138	138
Capital grants	10											10
Deferred income tax liabilities	82									131		213
Provisions for other liabilities & charges	153								65			218

	2,509	—	—	—	—	—	—	—	65	131	138	2,843

Current liabilities
Borrowings and derivative financial instruments	—											—
Lease obligations	—										9	9
Trade and other payables	632				21	24						677
Current income tax liabilities	57											57
Provisions for other liabilities & charges	—								18			18

	689	—	—	—	21	24	—	—	18	—	9	761

Total liabilities	3,198	—	—	—	21	24	—	—	83	131	147	3,604

Equity
Equity share capital	74											74
Other equity share capital	90											90
Share premium account	217											217
Revaluation reserve	91						(91)					—
Capital redemption reserve	34											34
Group merger reserve	180											180
Retained earnings	(224)	28	14	10	(21)	(24)	98			(131)		(250)

Total equity	462	28	14	10	(21)	(24)	7	—	—	(131)	—	345

Total liabilities & equity	3,660	28	14	10	—	—	7	—	83	—	147	3,949

eircom Group plc

IFRS Transition Document

Reconciliation of Balance Sheet and Equity (as at 30 September 2004)

	Reported under UK GAAP	Pension	Capitalised interest	Goodwill	Connection revenue	IRU	Property valuation	Software	TIS	Deferred tax	Leases	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Assets
Non-current assets
Intangible assets	650			19				16				685
Property, plant & equipment	2,062		15			(7)	7	(16)				2,061
Retirement benefit asset	169	28										197
Financial assets at fair value through income statement	—								61			61
Other assets	—										133	133

	2,881	28	15	19	—	(7)	7	—	61	—	133	3,137

Current assets
Inventories	10											10
Trade and other receivables	327					7						334
Financial assets at fair value through income statement	—								22			22
Other assets	—										9	9
Restricted cash	4											4
Cash & cash equivalents	320											320

	661	—	—	—	—	7	—	—	22	—	9	699

Total assets	3,542	28	15	19	—	—	7	—	83	—	142	3,836

Non current liabilities
Borrowings and derivative financial instruments	2,266											2,266
Lease obligations	—										133	133
Capital grants	10											10
Deferred income tax liabilities	85									129		214
Provisions for other liabilities & charges	156								65			221

	2,517	—	—	—	—	—	—	—	65	129	133	2,844

Current liabilities
Borrowings and derivative financial instruments	1											1
Lease obligations	—										9	9
Trade and other payables	568				22	24						614
Current income tax liabilities	20											20
Provisions for other liabilities & charges	—								18			18

	589	—	—	—	22	24	—	—	18	—	9	662

Total liabilities	3,106	—	—	—	22	24	—	—	83	129	142	3,506

Equity
Equity share capital	74											74
Other equity share capital	89											89
Share premium account	217											217
Revaluation reserve	87						(87)					—
Capital redemption reserve	34											34
Group merger reserve	180											180
Retained earnings	(245)	28	15	19	(22)	(24)	94			(129)		(264)

Total equity	436	28	15	19	(22)	(24)	7	—	—	(129)	—	330

Total liabilities & equity	3,542	28	15	19	—	—	7	—	83	—	142	3,836

eircom Group plc

IFRS Transition Document

Reconciliation of Balance Sheet and Equity (as at 31 December 2004)

	Reported under UK GAAP	Pension	Capitalised interest	Goodwill	Connection revenue	IRU	Property valuation	Software	TIS	Deferred tax	Leases	Restated under IFRS
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Assets
Non-current assets
Intangible assets	642			29				12				683
Property, plant & equipment	2,033		15			(6)	7	(12)				2,037
Retirement benefit asset	165	28										193
Financial assets at fair value through income statement	—								61			61
Other assets	—										119	119

	2,840	28	15	29	—	(6)	7	—	61	—	119	3,093

Current assets
Inventories	11											11
Trade and other receivables	324					6						330
Financial assets at fair value through income statement	—								22			22
Other assets	—										9	9
Restricted cash	2											2
Cash & cash equivalents	396											396

	733	—	—	—	—	6	—	—	22	—	9	770

Total assets	3,573	28	15	29	—	—	7	—	83	—	128	3,863

Non current liabilities
Borrowings and derivative financial instruments	2,268											2,268
Lease obligations	—										119	119
Capital grants	9											9
Deferred income tax liabilities	84									126		210
Provisions for other liabilities & charges	157								64			221

	2,518	—	—	—	—	—	—	—	64	126	119	2,827

Current liabilities
Borrowings and derivative financial instruments	1											1
Lease obligations	—										9	9
Trade and other payables	574				24	24						622
Current income tax liabilities	29											29
Provisions for other liabilities & charges	—								19			19

	604	—	—	—	24	24	—	—	19	—	9	680

Total liabilities	3,122	—	—	—	24	24	—	—	83	126	128	3,507

Equity
Equity share capital	74											74
Other equity share capital	88											88
Share premium account	217											217
Revaluation reserve	82						(82)					—
Capital redemption reserve	35											35
Group merger reserve	180											180
Retained earnings	(225)	28	15	29	(24)	(24)	89			(126)		(238)

Total equity	451	28	15	29	(24)	(24)	7	—	—	(126)	—	356

Total liabilities & equity	3,573	28	15	29	—	—	7	—	83	—	128	3,863

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Group plc (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: August 25, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: August 25, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: August 25, 2005	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: August 25, 2005	Title:	Chief Executive Officer